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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and the Brazilian Air Force begin work aimed at Midlife Upgrade (MLU) of the A-29 Super Tucano fleet

Le Bourget, France, June 19, 2023 – Embraer and the Brazilian Air Force (FAB) announced today, at the 54th International Paris Air Show, that have commenced studies for a midlife upgrade (MLU) for the A-29 Super Tucano aircraft. Developed to meet the demanding requirements of the FAB, the A-29 aircraft is currently used in the Brazilian territory in training, air interception, and surveillance missions, in addition to being used by the Air Demonstration Squadron (EDA), known as “Smoke Squadron”.

“The Brazilian Air Force will be able to count on the extensive list of updates implemented throughout the life of the aircraft, which have kept the platform technologically up to date without impacting the low operating cost,” said Bosco da Costa Junior, President and CEO of Embraer Defense & Security. “During the studies, if FAB assesses the need for new functionality and capabilities that have not yet been developed, it is possible for Embraer to develop and implement on a demand basis.”

“Since its entry into operation in the Brazilian Air Force, the A-29 has performed with excellence the various missions for which it was designated. The proposed upgrade should allow the Air Force to maintain the modern platform and to broaden the operational use of this versatile and extremely reliable aircraft for many years to come”, said the Brazilian Air Force Commander, Lieutenant-Brigadier Marcelo Kanitz Damasceno.

Examples of updates and evolutions already applied to the product, which could bring benefits to FAB, are found in the fifth-generation avionics system with expansion capacity, navigation and communication systems, in the expansion of available weapons’ systems, and surveillance and self-protection sensors of the aircraft. The updates also provide increased situational awareness with improvements in the human-machine interface.

Currently, the Brazilian Air Force has a fleet of 60 A-29 aircraft operating in five different squadrons, totaling more 325,000 flight hours. With more than 260 units delivered worldwide, the aircraft has been selected by more than 15 air forces, including the United States Air Force (USAF).

Extremely versatile, the A-29 Super Tucano can perform a broad range of missions, including light attack, aerial surveillance and interception, and counterinsurgency. The A-29 is rugged and versatile, being able to operate from remote and unpaved runways on advanced operational bases in hostile environments with little support—all with low operating costs and high availability (above 90%).

In addition to combat roles, the aircraft is widely used as an advanced trainer. Its ability to simulate combat missions and upload and download flight data has made it a highly effective training platform. As a genuine multi-mission aircraft, the A-29 is flexible enough to provide air forces with a single platform for light attack, armed reconnaissance, close air support, and advanced training, thus optimizing their fleets.

It is equipped with a variety of state-of-the-art sensors and weapons, including an electro-optical/infrared system with laser designator, night vision goggles, secure communications, and a data-link package. Its systems allow the gathering and sharing of time-critical information, and the aircraft can operate as part of a networked environment. In summary, the A-29 Super Tucano represents the gold standard in its field, combining superior aircraft performance with 21st-century weapons, integrated sensors, and surveillance systems to create a highly effective component of airpower.

Pictures:

https://embraer.bynder.com/share/29A8BC94-BB2E-44C1-8CA6CDF1B24F3717/?viewType=grid

Pictures caption: (L-R) Francisco Gomes Neto, President and CEO at Embraer, Brazilian Air Force Commander, Lieutenant-Brigadier Marcelo Kanitz Damasceno, and Bosco da Costa Junior, President and CEO of Embraer Defense & Security

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations